SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Destination Maternity Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25065D100

(CUSIP Number)

Jeffrey Symons

Jones Day

222 East 41st Street

New York, New York 10017

(212) 326-3939

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 3, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No.	25065D100

1	NAMES OF REPORTING PERSONS Orchestra-Premaman S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,843,931
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,843,931
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,843,931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON (see Instructions) CO

CUSIP No.	25065D100

1	NAMES OF REPORTING PERSONS Yeled Invest S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,843,931
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,843,931
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,843,931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON (see Instructions) CO

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (“DM Common Stock”), of Destination Maternity Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 232 Strawbridge Drive, Moorestown, New Jersey 08057.

Item 2. Identity and Background

(a) – (c) The Reporting Persons are Orchestra-Premaman S.A. (“Orchestra-Premaman”) and Yeled Invest S.A. (“Parent”).

Orchestra-Premaman is a public limited company organized under the laws of France with its principal offices located at 200 Avenue des Tamaris, ZAC Saint-Antoine, Saint-Aunes, 34130 France. The telephone number of Orchestra-Premaman is 033-4-99130800. Orchestra-Premaman’s principal business is the design and distribution of apparel for babies and children.

Parent owns 90.55% of the outstanding shares of Orchestra-Premaman. Parent is a private company organized under the laws of Luxembourg with its principal offices located at 9b, Boulevard du Prince Henri, L-1724 Luxembourg. The telephone number of Parent is 035-2-7048834. Parent’s principal business is to act as a holding company.

The name, citizenship, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) for the directors and executive officers of each of Orchestra-Premaman and Parent is set forth in Annex A hereto and incorporated herein by reference.

(d) — (e)  During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto, has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price for the 1,843,931 shares of DM Common Stock acquired by Orchestra-Premaman is approximately $16,582,413. The purchases were funded by cash on hand.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4. Purpose of Transaction

On October 29, 2015, Orchestra-Premaman sent a letter to the Board of Directors of the Issuer, proposing a potential business combination transaction in which the Issuer’s stockholders would receive $25 million in cash and shares of Orchestra-Premaman’s common stock in exchange for shares of DM Common Stock based on an exchange ratio such that the Issuer would be valued at a 45% premium versus trading price. The proposal was subject to Orchestra-Premaman’s completion of confirmatory due diligence to Orchestra-Premaman’s satisfaction and the negotiation of a mutually satisfactory definitive merger agreement containing customary terms and conditions. The foregoing summary does not purport to be a complete description of the October 29, 2015 letter, a copy of which is attached as Exhibit 2.1 to this Schedule 13D and incorporated herein by reference.

Following the receipt of the letter, the Issuer informed Orchestra-Premaman that the Issuer’s Board had concluded that pursuing Orchestra-Premaman’s proposal at this time would not be in the best interest of the Issuer’s stockholders.

On December 13, 2015, Orchestra-Premaman sent another letter to the Board of the Issuer, reiterating Orchestra-Premaman’s request to start discussions based on the terms outlined in the October 29 letter. Orchestra-Premaman also informed the Issuer that it had acquired 13.3% of DM Common Stock.

The foregoing summary does not purport to be a complete description of the December 13, 2015 letter, a copy of which is attached as Exhibit 2.2 to this Schedule 13D and incorporated herein by reference.

No assurance can be given that any business combination or other transaction will be consummated.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, actions taken by the Issuer’s Board of Directors, general stock market and economic conditions, tax considerations and other factors the Reporting Persons deem relevant, the Reporting Persons may consider various alternative courses of action and take any action deemed appropriate, including, without limitation, the acquisition or disposition of the Issuer’s securities, seeking to acquire control of the Issuer through privately negotiated transactions, tender offers, exchange offers, mergers or otherwise, seeking board representation, making proposals to the Issuer or its stockholders, or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may attempt to enter into discussions with the Issuer’s management, directors or other stockholders with respect to any of the foregoing. Except as set forth in this statement, the Reporting Persons do not have any present plans or proposals to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) — (b) As of December 14, 2015, Orchestra-Premaman is the beneficial owners of, and has shared power to vote, dispose or direct the disposition of 1,843,931 shares of DM Common Stock, representing 13.3% of the outstanding shares of DM Common Stock.

As of December 14, 2015, Parent, as a result of its ownership of a controlling interest in Orchestra-Premaman, is deemed to beneficially own and have shared power to vote, dispose or direct the disposition of 1,843,931 shares of DM Common Stock, representing 13.3% of the outstanding shares of DM Common Stock.

The percentages of the outstanding shares set forth above were calculated based on 13,858,438 shares of DM Common Stock outstanding as of November 27, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on December 3, 2015.

Except as set forth in this Item 5(a) – (b), none of the Reporting Persons, and, to the best of their knowledge, none of the persons named in Annex A, hereto beneficially owns any shares of DM Common Stock.

(c)	Information concerning transactions in shares of DM Common Stock effected during the past 60 days is set forth in Annex B to this Schedule 13D and incorporated herein by reference.

(d) — (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 2.1	Letter dated October 29, 2015 from Orchestra-Premaman to the Issuer

Exhibit 2.2	Letter dated December 13, 2015 from Orchestra-Premaman to the Issuer

Exhibit 99.1	Joint Filing Agreement, dated as of December 14, 2015

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After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

ORCHESTRA-PREMAMAN S.A.

By:	/s/Pierre Mestre
Name: Pierre Mestre
Title: Chairman

YELED INVEST S.A.

By:	/s/Fons Mangen
Name: Fons Mangen
Title: Director

By:	/s/Carine Reuter-Bonert
Name: Carine Reuter-Bonert
Title: Director

Dated: December 14, 2015

ANNEX A

Information Concerning Directors and Executive Officers

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment of each director and executive officer of Orchestra-Premaman and Parent. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within Orchestra-Premaman or Parent.

I.	Directors and Executive Officers of Orchestra-Premaman

Unless otherwise indicated, the current business address of each of these individuals is 200 Avenue des Tamaris, ZAC Saint-Antoine, Saint-Aunes, 34130 France, and the current business phone number of each of these individuals is 033-4-99130800. Unless indicated otherwise, each of the persons listed below is a French citizen.

Name	Principal Occupation or Employment

Pierre-André Mestre	Chairman of the Board of Directors. Mr. Mestre also serves as Director of Financiere Mestre China, Director of Orchestra Asia Ltd, Director of Financiere Mestre Hong Kong, Director of Babyland, Director of Babydis, Director of Orchestra Premaman Luxembourg, Manager of Kazibao Ltd, Manager of Club At Cost Ltd, Manager of Orchestra Hellas, Manager of Orchestra Turquey, Manager of Orchestra Cyprus, Manager of Orchestra India, Manager of Orchestra China, Managing Director of Orchestra Premaman Belgium, Chairman of the Board of Directors of SAS Financiere Mestre, Chairman of the Board of Directors of SAS Verchant, Chairman of the Board of Directors of Orchestra Switzerland, Chairman of the Board of Directors of Vetements Orchestra Canada Inc., Vice- Chairman of the Board of Directors of Dalmiel Inc., Manager of Financiere Mestre Belgium SPRL, Manager of FMBG SPRL, Manager of HM Belgium SPRL, Manager of OPI, Manager of SARL Dico Pocket, Manager of Sci De L’aire et Du Cros, Manager of Orchestra Belgium, Manager of SCI Saint-Aunes Retail Parc and Manager of SCEA Domaine de Verchant.

Agathe Boidin	Chief Executive Officer .

Chantal Mestre	Director and Deputy Chief Executive Officer. Ms. Mestre also serves as Manager of HM Belgium SPRL.

Jacques Blanchet	Executive Managing Director.

Stéphane Blanchet	Executive Managing Director.

Marcel Gotlib	Director. Mr. Gotlib also serves as Chairman of the Board of Directors of SWF and Manager of Gestico.

Charles Gotlib	Director. Mr. Gotlib also serves as Executive Director of 32 Invest, Manager of Gofatra BVBA, Director of Gofatra International, Director of Natrimo NV and Director of Vegotex.

Aurélie Mestre	Director and Administrator.

II.	Directors and Executive Officers of Parent

Unless otherwise indicated, the current business address of each of these individuals is 9b, Boulevard du Prince Henri, L-1724 Luxembourg, and the current business phone number of each of these individuals is 035-2-7048834.

Name/Citizenship	Principal Occupation or Employment

Fons Mangen (Citizen of Luxembourg)	Chairman of the Board of Directors. Mr. Mangen also serves as Director of Schréder S.A. (Belgique), Director of Ahlers International S.A., Director of Eurostar Diamond International S.A., Chairman of the Board of Centre Hospitalier Neuropsychiatrique, Chairman of the Board of Augur Financial Opportunity SICAV and Managing Director of RAMLUX S.A.

Carine Reuter-Bonert (Citizen of Luxembourg)	Director. Ms. Reuter-Bonert also serves as Managing Director of Enogems S.A., Director of Ahlers International S.A. and Director of Eurostar Diamond International S.A.

Jean-Hugues Antoine (Citizen of Belgium)	Director. Mr. Antoine also serves as Managing Director of Lorentzen & Stemoco & Sobelnord S.A., Managing Director of International Engineering & Construction S.A. and Director of Augur Financial Opportunity SICAV.

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ANNEX B

Transactions Effected During the Past 60 Days

All of the purchases of shares of DM Common Stock listed below were made through open market purchases.

Date of Transaction	Number of Shares Purchased	Average Purchase Price per Share

12/1/2015	50,000	$5.6946
12/3/2015	65,658	$6.2608
12/4/2015	43,613	$6.6790
12/7/2015	94,790	$7.1128
12/8/2015	169,913	$7.5736
12/9/2015	559,311	$8.2541
12/10/2015	87,353	$8.2233
12/11/2015	155,422	$8.8835